Exhibit (k)(4)

Secured Promissory Note

$30,000,000	January 10, 2022

FOR VALUE RECEIVED, Altmore Debt I LP, a Delaware Limited Partnership (“Borrower”) promises to pay to Altmore Credit Facility LLC, a Delaware limited liability company (“Lender”), and its successors and assigns, in lawful money of the United States of America, the principal sum of Thirty Million Dollars ($30,000,000.00) or such lesser sum as shall be outstanding under this Secured Promissory Note (this “Note”), together with interest on the unpaid principal balance in the amount and manner provided below.

1.	Definitions and Construction.

1.1       Definitions. As used in this Note, the following terms shall have the following definitions:

“Affiliate” means, with respect to any Person, any Person that owns or controls directly or indirectly such Person, any Person that controls or is controlled by or is under common control with such Person.

“Asset Coverage Ratio” means, as of any date of determination, the ratio of Borrower’s Net Tangible Assets divided by the amount of total liabilities of Borrower (including all outstanding Loans) as set forth in the balance sheets attached to the most recently delivered Compliance Certificate.

“Available Amount” has the meaning set forth in Section 2.1(a).

“Borrower’s Books” means all of Borrower’s books and records including ledgers; records concerning Borrower’s assets or liabilities, the Collateral, business operations or financial condition; and all computer programs, or tape files, and the equipment, containing such information.

“Borrowing Request” has the meaning set forth in Section 2.1(a).

“Business Day” means any day that is not a Saturday, Sunday, or other day on which banks in the State of New York are authorized or required to close.

“Closing Date” means the date of this Note.

“Code” means the Uniform Commercial Code as adopted in the State of New York.

“Collateral” means all of Borrower’s right, title and interest in and to the following personal property: All goods, Accounts, Equipment, Inventory, contract rights or rights to payment of money, leases, license agreements, franchise agreements, General Intangibles (except as provided below), commercial tort claims, documents, instruments (including any promissory notes), chattel paper (whether tangible or electronic), cash, deposit accounts, certificates of deposit, fixtures, letters of credit rights (whether or not the letter of credit is evidenced by a writing), securities, and all other investment property, Copyrights, Trademarks and Patents, all trade secrets, all design rights, supporting obligations, and financial assets, whether now owned or hereafter acquired, wherever located; and all Borrower’s Books relating to the foregoing, and any and all claims, rights and interests in any of the above and all substitutions for, additions, attachments, accessories, accessions and improvements to and replacements, products, proceeds and insurance proceeds of any or all of the foregoing. Terms used in this definition of Collateral shall have the meanings assigned to such terms in the Code.

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“Compliance Certificate” means a certificate of an officer or manager of the General Partner in the form attached hereto as Exhibit A setting forth as of the date of such certificate (a) the Asset Coverage Ratio, (b) a list of the Borrower’s Portfolio Investments, (c) a statement that the representations and warranties made by Borrower in this Note are true and correct in all material respects, and (d) a statement that no Event of Default or Default shall have occurred and be continuing on such date, or would exist after giving effect to the Loans requested to be made, on such date.

“Contingent Obligation” means, as applied to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to (i) any indebtedness, lease, dividend, letter of credit or other obligation of another; and (ii) any obligations with respect to undrawn letters of credit, corporate credit cards, or merchant services issued or provided for the account of that Person.

“Default” means any circumstance that, with the passage of time or giving of notice, would constitute an Event of Default.

“Event of Default” has the meaning assigned in Section 8.

“Excluded Laws” means any U.S. federal laws, statutes, codes, ordinances, decrees, rules, regulations which apply to the production, trafficking, distribution, processing, extraction, and/or sale of marijuana (cannabis) and related substances, including, without limitation, any U.S., federal laws, civil, criminal or otherwise, as such relate, either directly or indirectly, to the cultivation, harvesting, production, distribution, sale and possession of cannabis, marijuana or related substances or products containing or relating to the same, including, without limitation, the prohibition on drug trafficking under 21 U.S.C. § 841(a), et seq., the conspiracy statute under 18 U.S.C. § 846, the bar against aiding and abetting the conduct of an offense under 18 U.S.C. § 2, the bar against misprision of a felony (concealing another’s felonious conduct) under 18 U.S.C. § 4, the bar against being an accessory after the fact to criminal conduct under 18 U.S.C. § 3, and federal money laundering statutes under 18 U.S.C. §§ 1956, 1957, and 1960 and the regulations and rules promulgated under any of the foregoing; provided that Section 280E U.S. Internal Revenue Code of 1986, as amended, shall not be an Excluded Law.

“GAAP” means United States generally accepted accounting principles as in effect from time to time.

“General Partner” means PC Altmore GP LLC in its capacity as the General Partner of Borrower.

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“Governmental Authority” is any nation or government, any state or other political subdivision thereof, any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative functions of or pertaining to government, any securities exchange and any self-regulatory organization.

“Indebtedness” means (a) all indebtedness for borrowed money or the deferred purchase price of property or services, including without limitation reimbursement and other obligations with respect to surety bonds and letters of credit, (b) all obligations evidenced by notes, bonds, debentures or similar instruments, (c) all capital lease obligations and (d) all Contingent Obligations.

“Insolvency Proceeding” means any proceeding commenced by or against any person or entity under any provision of the United States Bankruptcy Code, as amended, or under any other bankruptcy or insolvency law, including assignments for the benefit of creditors, formal or informal moratoria, compositions, extension generally with its creditors, or proceedings seeking reorganization, arrangement, or other relief.

“Law” as to any Person, means all laws, statutes, codes, ordinances, decrees, rules, regulations, treaty, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, policies, voluntary restraints, guidelines or other legal requirement of any Governmental Authority, or any provisions of the foregoing, including general principles of common and civil law and equity, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject, whether applicable in the United States or any other jurisdiction; and “Law” means any one of them. Notwithstanding the foregoing, the definition of Law excludes any Excluded Laws

“Lender Expenses” means all: reasonable costs or expenses (including reasonable attorneys’ fees and expenses) incurred in connection with the preparation, negotiation, administration, and enforcement of the Loan Documents; and Lender’s reasonable attorneys’ fees and expenses incurred in amending, enforcing or defending the Loan Documents (including fees and expenses of appeal), incurred before, during and after an Insolvency Proceeding, whether or not suit is brought.

“Lien” means any mortgage, lien, deed of trust, charge, pledge, security interest or other encumbrance.

“Limited Liability Agreement” means the limited partnership agreement of Altmore Credit Facility LLC dated as of December 21, as such agreement may be amended or restated from time to time.

“Limited Partner(s)” means the limited partners of Borrower.

“Loan Documents” means, collectively, this Note, and any other document, instrument or agreement entered into in connection with this Note, all as amended or extended from time to time.

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“Material Adverse Effect” means (a) with respect to Borrower, (i) a material adverse effect on, or a material adverse change in, the business, operations, properties, assets, prospects or financial condition of Borrower, (ii) a material impairment of the ability of Borrower to perform its obligations under this Agreement or any other Loan Document, or (iii) a material impairment of the rights and remedies of Lender under this Agreement or any other Loan Document, and (b) with respect to any Portfolio Investment, a material adverse change in any of the business, operations, properties, assets or financial condition of such Portfolio Investment.

“Maturity Date” has the meaning set forth in Section 2.2(b).

“Net Tangible Assets” means Tangible Assets excluding the portion of the value attributable to the Tangible Assets of any Portfolio Investment that is in default under the terms of the agreements evidencing such Portfolio Investment.

“Note” means this Secured Promissory Note.

“Obligations” means all debt, principal, interest, Lender Expenses, and other amounts owed to Lender by Borrower pursuant to this Note or any other agreement, whether absolute or contingent, due or to become due, now existing or hereafter arising, including any interest that accrues after the commencement of an Insolvency Proceeding and including any debt, liability, or obligation owing from Borrower to others that Lender may have obtained by assignment or otherwise.

“Permitted Liens” means the following:

(a)       Liens for taxes, fees, assessments or other governmental charges or levies, either not delinquent or being contested in good faith by appropriate proceedings, provided the same have no priority over any of Lender’s security interests; and

(b)       rights of setoff or bankers’ liens upon deposits of funds in favor of banks or other depository institutions, solely to the extent incurred in connection with the maintenance of such deposit accounts in the ordinary course of business.

“Person” means any individual, sole proprietorship, partnership, limited liability company, joint venture, trust, unincorporated organization, association, corporation, institution, public benefit corporation, firm, joint stock company, estate, entity, or governmental agency.

“Portfolio Investment” means individually, and “Portfolio Investments” means collectively, those certain portfolio companies in which Borrower has made a debt investment consistent with or as contemplated by the terms of the Limited Partnership Agreement.

“Responsible Officer” means an officer of the General Partner or the Manager of the Borrower.

“Schedule” means the disclosure schedule attached hereto and approved by Lender.

“Tangible Assets” means the value of debt and equity holdings in Portfolio Investments held by the Borrower based on valuations prepared in accordance with the Statement of Financial Accounting Standards ASC820 (which, for the avoidance of doubt, for any month ending other than on a calendar year end in which Tangible Assets are measured, will be on the basis of the valuations for each Portfolio Investment prepared by the Borrower on a quarterly basis which are unaudited and not subject to ASC820), excluding all cash and cash equivalents held in escrow or set aside in a segregated account.

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Accounting Terms. All accounting terms not specifically defined herein shall be construed in accordance with GAAP and all calculations made hereunder shall be made in accordance with GAAP. When used herein, the terms “financial statements” shall include the notes and schedules thereto.

2.	Loan and Terms Of Payment.

2.1          Credit Extensions.

(a)       Loans. Subject to the provisions of Section 3 hereof and subject to the other provisions and conditions of this Note, Lender agrees that it will make revolving loans (“Loans”) to Borrower commencing on the date hereof and ending on the Maturity Date in aggregate amounts outstanding at any time not to exceed to Thirty Million Dollars ($30,000,000) (the “Available Amount”). The Borrower shall deliver a request for borrowing (a “Borrowing Request”) delivered to Lender at least ten (10) Business Days prior to the advance of a Loan. The proceeds of the Loans shall be deposited in immediately available funds in an account designated by Borrower in the Borrowing Request. Prior to the Maturity Date, Borrower may borrow, repay and reborrow Loans from time to time in aggregate amounts outstanding at any time up to the Available Amount.

(b)       Original Issue Discount. In connection with the first Thirty Million Dollars ($30,000,000) of Loans, Borrower agrees that the funded amount of such Loan will be reduced by an original issue discount of 1.5% (the “OID”) of the stated principal amount of the Loan, which OID will be retained by Lender, provided, that for the avoidance of doubt, Borrower agrees that, notwithstanding such reduction from the funded amount of the Loan, Borrower remains liable to pay the full principal amount of such Loan (inclusive of such OID), without giving effect to such reduction, which OID is due and payable in full, if not earlier in accordance with this Agreement, on the Maturity Date and accrued interest on the full outstanding principal amount of such Loan (inclusive of such OID), without giving effect to such reduction.

2.2	Interest Rates, Payments, and Calculations.

(a)       Interest Rates. The outstanding principal amount of this Note shall bear interest at a per annum rate equal to ten percent (10%).

(b)       Increased Rate. If this Note has not been paid in full in cash on or before six months after the first Loan advance, and provided that the Maturity Date has not been extended pursuant to Section 8.1, then all Obligations shall bear interest at a per annum rate equal to twelve percent (12%) thereafter.

(c)       Payments. Interest hereunder shall be payable quarterly and in arrears. The principal amount of this Note and all accrued but unpaid interest thereon shall be due and payable in full on the earlier of: (i) acceleration of the Note pursuant to Section 9.1 hereof; and (ii) six (6) months after the first Loan advance (as such date may be extended in accordance with Section [8.1], the “Maturity Date”). Interest shall be calculated on the basis of a year of 360 days and 90-day quarters, and any partial quarters shall be calculated on the basis of the actual number of days divided by 90 days. Interest accrued on the outstanding principal amount of this Note will not be compounded. Payments hereunder shall be made by wire transfer to the account designated by Lender on Exhibit B.

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2.3          Withholding. Payments received by Lender from Borrower under this Note will be made free and clear of and without deduction or withholding for any and all present or future taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental Authority (including any interest, additions to tax or penalties applicable thereto), except as required by applicable Law. In the event any deduction or withholding of taxes is required, the Borrower shall make the requisite withholding, promptly pay over to the applicable Governmental Authority the withheld tax, and furnish to Lender as promptly as possible after the date the payment of any such tax is due pursuant to applicable Law, certified copies of tax receipts evidencing such payment by the Borrower.

2.4          Fees. Borrower shall pay all Lender Expenses and the OID set forth in Section 2.1(b).

2.5          Prepayments. The Borrower may, upon no less than five (5) business days prior written notice to Lender, at any time or from time to time voluntarily prepay the Loan in whole or in part without premium or penalty.

3.	Conditions of Loans.

3.1          Conditions Precedent to Initial Loan. The obligation of Lender to make the initial Loan is subject to the satisfaction of the following conditions precedent:

(a)       Lender shall have received this Note duly executed and delivered by a Responsible Officer of Borrower;

(b)       Lender shall have received a certificate, dated the Closing Cate and executed by the General Partner, which certifies the resolutions of Borrower’s General Partner and Advisory Committee authorizing and approving the execution, delivery and performance of the Loan Documents;

(c)       confirmation that a Uniform Commercial Code financing statement has been filed in each jurisdiction in which the filing, registration or recordation thereof is so required in order to create, in favor of Lender, a perfected security interest in or lien upon the Collateral;

(d)       a Compliance Certificate demonstrating that after giving effect to the proposed Loan, the Asset Coverage Ratio exceeds 2.5 times.

(e)       payment of the Lender Expenses then due; and

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(f)       such other documents, and completion of such other matters, as Lender may reasonably deem necessary or appropriate.

3.2          Conditions Precedent to Each Loan. The obligation of Lender to make a Loan on any date (including the initial Loan) is subject to the delivery of a Borrowing Request accompanied by a Compliance Certificate demonstrating that after giving effect to the proposed Loan, the Asset Coverage Ratio does not exceed 2.5, at least ten (10) Business Days prior to the date of the Loan being requested.

4.	Creation of Security Interest .

4.1          Grant of Security Interest. To secure prompt repayment of any and all Obligations and prompt performance by Borrower of each of its covenants and duties under the Loan Documents, Borrower hereby grants Lender a continuing security interest in all presently existing and hereafter acquired or arising Collateral. Such security interest constitutes a valid, first priority security interest in the presently existing Collateral, and will constitute a valid, first priority security interest in Collateral acquired after the date hereof.

4.2          Delivery of Additional Documentation Required. Borrower shall from time to time execute and deliver to Lender, at the request of Lender, all Negotiable Collateral, all financing statements and other documents that Lender may reasonably request, in form satisfactory to Lender, to perfect and continue the perfection of Lender’s security interests in the Collateral (including without limitation, Borrower’s cooperation with Lender in obtaining deposit account control agreements), including for the accounts set forth in the Schedule.

4.3          Right to Inspect. Lender (through any of its officers, employees, or agents) shall have the right, upon reasonable prior notice, from time to time during Borrower’s usual business hours to inspect Borrower’s Books and to make copies thereof and to check, test, and appraise the Collateral in order to verify Borrower’s financial condition or the amount, condition of, or any other matter relating to, the Collateral.

5.	Representations and Warranties.

Borrower represents and warrants as follows:

5.1          Due Organization and Qualification. Borrower is a limited partnership existing under the laws of its state of incorporation and qualified and licensed to do business in any state in which the conduct of its business or its ownership of property requires that it be so qualified, expect where failure to be so qualified would not reasonably be expected to have a Material Adverse Effect.

5.2          Due Authorization; No Conflict. The execution, delivery, and performance of the Loan Documents are within Borrower’s powers, have been duly authorized, and are not in conflict with nor constitute a breach of any provision contained in Borrower’s Certificate of Limited Partnership or the Limited Partnership Agreement, nor will they (a) violate any provision of law, any order of any court or other agency of government, with the exception of Excluded Laws, or (b) (c) any provision of any agreement or other instrument to which Borrower or any of its properties or assets is bound, or conflict with, result in a material breach of or constitute (with due notice or lapse of time or both) a material default under any agreement or other instrument, or result in the creation or imposition of any lien, charge, restriction, claim or encumbrance of any nature whatsoever upon any of the properties or assets of Borrower.

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5.3          No Prior Encumbrances. Borrower has good and marketable title to its property, free and clear of Liens, except for Permitted Liens.

5.4          Name; Location of Chief Executive Office. Except as disclosed in the Schedule, Borrower has not done business under any name other than that specified on the signature page hereof. The chief executive office of Borrower is located at the address indicated in Section 10 hereof. All Borrower’s Inventory and Equipment is located only at the location set forth in Section 10 hereof.

5.5          Litigation. There is no litigation or other proceeding (including any government proceeding or investigation) pending or, to the knowledge of Borrower, threatened against or affecting Borrower, or the assets of the Borrower that may result in a Material Adverse Effect, or which questions the validity of the Loan Documents or of any action taken or to be taken pursuant to or in connection with the Loan Documents.

5.6          No Material Adverse Change in Financial Statements. All financial statements (including all Compliance Certificates) related to Borrower that Lender has received from Borrower fairly present in all material respects Borrower’s financial condition as of the date thereof, Borrower’s consolidated results of operations for the period then ended, Borrower’s Tangible Assets and liabilities as of such date. There has not been a material adverse change in the financial condition of Borrower since the date of the most recent of such financial statements submitted to Lender.

5.7          Solvency, Payment of Debts. Borrower is solvent and able to pay its debts as they mature.

5.8          Taxes. Borrower has filed or caused to be filed all material tax returns required to be filed, and has paid, or has made adequate provision for the payment of, all taxes reflected therein.

5.9          Government Consents. Borrower has obtained all material consents, approvals and authorizations of, made all declarations or filings with, and given all notices to, all governmental authorities that are necessary for the continued operation of Borrower’s business as currently conducted.

5.10       Compliance with Laws and Agreements. Borrower is not in violation of any Laws applicable to its business, and is not in default under any agreement, indenture, lease, agreement, or other instrument under which is bound, in each case where such violation or default would not reasonably expected to have a Material Adverse Effect. Borrower is in compliance in all material respects with the terms of the Limited Partnership Agreement.

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5.11       Deposit and Securities Accounts. As of the Closing Date, Borrower maintains deposit or securities accounts only as set forth in the Schedule.

5.12       Investment Company. Borrower is not required to be registered as an “Investment Company” or a company controlled by an “Investment Company” within the meaning of the Investment Company Act of 1940, as amended.

5.13       USA Patriot Act; OFAC and other Regulations. Borrower, and to its knowledge, any of its Affiliates, officers or agents of Borrower, (a) has not violated any Antiterrorism Laws, (b) has not engaged in any transaction, investment, undertaking or activity that conceals the identity, source or destination of the proceeds from any category of prohibited offenses designated by the Organization for Economic Co-operation and Development's Financial Action Task Force on Money Laundering, and (c) is not a Blocked Person, and does not engage in any business or transaction to or for the benefit of a Blocked Person.

5.14       Full Disclosure. No representation, warranty or other statement made by Borrower in any certificate or written statement furnished to Lender contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained in such certificates or statements not misleading as of the date when made.

6.	Affirmative Covenants.

Borrower shall do all of the following:

6.1          Good Standing. Borrower shall maintain its corporate existence and good standing in its jurisdiction of incorporation and maintain qualification in each jurisdiction in which it is required under applicable law, except where failure would not have be reasonably expected to have a Material Adverse Effect. Borrower shall maintain all licenses, approvals and agreements, the loss of which could not be reasonably expected to have a Material Adverse Effect.

6.2          Financial Statements, Reports, Certificates. Borrower shall deliver the following to Lender:

(a)       Within 45 days after the end of each calendar quarter, Portfolio Investment valuations which must comply with the Statement of Financial Accounting Standards ASC820 (subject to variations to such calculation included in the definition of Tangible Assets) and include, among other things: (i) a summary of Borrower’s Net Tangible Asset value broken down by each Portfolio Investment and include the contributed equity, realized investment, unrealized value and ownership percentage as to each Portfolio Investment; (ii) a summary of Borrower’s total liabilities (including any Contingent Obligations); and (iii) a description of any Portfolio Investments that are then in default.

(b)       Within 90 days after the end of each fiscal year, audited annual financial statements of Borrower and promptly upon receipt, the unaudited financial statements of each Portfolio Investment, accompanied in the case of the audited financials by an unqualified opinion of an independent certified public accountant.

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(c)       Within 45 days after the end of each calendar quarter, a Compliance Certificate, and all supporting documentation.

(d)       Upon knowledge by Borrower thereof, the occurrence of a Material Adverse Change with respect to a Portfolio Investment.

(e)       A description of any change in the Laws applying to Borrower, which change reasonably could be expected to have a Material Adverse Effect.

(f)       Within 2 business days of the occurrence thereof, notice of the occurrence of a Default or an Event of Default.

(g)       Such other information as Lender may from time-to-time reasonably request.

6.3          Information Rights. Borrower shall keep proper books of record and account and, after notice and during normal business hours upon reasonable prior notice, shall give any authorized representative of Lender access to, and permit him or her to examine, copy or make extracts from, any and all of its books, records and documents, to inspect any of its properties and to discuss its affairs, finances and accounts with any of its principal officers, all at such times and as often as may be reasonably requested.

6.4          Taxes. Borrower shall make due and timely payment or deposit of all material federal, state, and local taxes, assessments, or contributions required of it by law, except to the extent that the validity of such tax is being contested in good faith by appropriate proceedings diligently conducted.

6.5          Compliance with Laws. The Borrower shall comply in all respects with all Laws relating to the conduct of Borrower’s business, with the exception of Excluded Laws, and shall further comply with, and perform the terms, conditions and covenants contained in any contract or agreement under which Borrower is obligated, in each case except where the failure to do so would not reasonably be expected to result in a Material Adverse Effect. The Borrower shall comply in all material respects with all material provisions of the Limited Partnership Agreement.

6.6          Use of Proceeds. Borrower shall use the proceeds of the Loans for making debt investments in Portfolio Investments, refinancing of indebtedness of Portfolio Investments, to pay OID to Lender, and to pay fees and expenses related to the transactions contemplated by this Agreement. No portion of the Loan shall be used to repurchase equity or in a manner which would violate or result in a violation of Section 7 of the Securities Exchange Act of 1934, as amended, or any regulations issued pursuant thereto, including, without limitation, Regulations T, U and X, and Borrower does not own or intend to carry or purchase any “margin security” within the meaning of Regulation U.

6.7          Further Assurances. At any time and from time-to-time Borrower shall execute and deliver such further instruments and take such further action as may reasonably be requested by Lender to effect the purposes of this Note.

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7.            Negative Covenants.

Borrower shall not do any of the following:

7.1          Dispositions. Convey, sell, lease, transfer or otherwise dispose of all or any part of its business or property except in the ordinary course of business, except for a contemplated asset sale of Portfolio Investments to Altmore BDC Inc. (“Altmore BDC”), which shall be approved by the Borrower’s General Partner and Advisory Committee, and made in conjunction with an initial public offering (“IPO”) of Altmore BDC (“Formation Transaction”). In conjunction with the closing of the Formation Transaction, Altmore BDC shall be added as a Borrower to this Note, Altmore Debt I LP shall be removed as the Borrower and Altmore BDC will become the sole Borrower. As soon as practicable after the IPO, Altmore BDC shall use its IPO proceeds to repay all outstanding Loans on this Note.

7.2          Change in Business. Engage in any business other than the businesses currently engaged in by Borrower.

7.3           Mergers or Acquisitions. Merge or consolidate with or into any other business organization, or acquire all or substantially all of the capital stock or property of another Person, except for a contemplated asset sale to Altmore BDC, which shall be approved by the Borrower’s General Partner and Advisory Committee, and made in conjunction with an initial public offering of Altmore BDC. Upon the initial public offering of Altmore BDC, Altmore BDC shall be added as a Borrower to this Note.

7.4          Indebtedness. Create, incur, guarantee, assume or be or remain liable with respect to any Indebtedness other than the Indebtedness under this Note and the other Loan Documents.

7.5          Encumbrances. Create, incur, assume, or suffer to exist any Lien with respect to any of its property, or assign or otherwise convey any right to receive income, except for Permitted Liens.

7.6          Distributions to Limited Partners. Make or pay any distribution, payment and/or dividend of any type to any Limited Partner (other than (a) the return of capital contributions that have not been invested in a Portfolio Investment (b) distributions in the ordinary course and

(c)       distributions for taxes and estimated tax payments in accordance with the terms of the Limited Partnership Agreement) without delivering to Lender, immediately prior to making such distribution, payment and/or dividend, a Compliance Certificate demonstrating compliance with the terms thereof after giving effect to such payment. If this Note and all interest accrued thereon has not been paid in full in cash on or before six (6) months after the first Loan advance, Borrower will not make any payments to the Limited Partners without the prior written consent of Lender.

7.7          Distributions to General Partner. Borrower shall not (i) make any distributions to the General Partner or pay any management fees, performance-based compensation or any other types of payments, distributions or fees to the General Partner or any Affiliates of the General Partner, in each case in excess of the amounts permitted by the Limited Partnership Agreement, or (ii) specially allocate profits to the General Partner in a manner that violates or conflicts with the Limited Partnership Agreement. Upon the occurrence and during the continuance of an Event of Default, Borrower shall not pay any distributions (other than distributions in respect of taxes and estimated tax payments in accordance with the terms of the Limited Partnership Agreement), performance-based compensation or any other types of payments, distributions or fees without the prior written consent of Lender.

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7.8          Investments. Directly or indirectly acquire or own, or make any Investment in or to any Person other than investments in Portfolio Investments; or maintain or invest any of its cash, depository account, other operating account or investment account with a Person other than as set forth on the Schedule.

7.9          Transactions with Affiliates. Directly or indirectly enter into or permit to exist any material transaction with any Affiliate of Borrower except for transactions that are in the ordinary course of Borrower’s business, upon fair and reasonable terms that are no less favorable to Borrower than would be obtained in an arm’s length transaction with a non-affiliated Person, except for a contemplated asset sale of Portfolio Investments to Altmore BDC, which shall be approved by the Borrower’s General Partner and Advisory Committee, and made in conjunction with an IPO of Altmore BDC. In conjunction with the closing of the Formation Transaction, Altmore BDC shall be added as a Borrower to this Note, Altmore Debt I LP shall be removed as the Borrower and Altmore BDC will become the sole Borrower. As soon as practicable after the IPO, Altmore BDC shall use its IPO proceeds to repay all outstanding Loans on this Note. As soon as practicable after the IPO, Altmore BDC shall use its IPO proceeds to repay all outstanding Loans on this Note.

7.10        Payments of Indebtedness. Make any payment in respect of any Indebtedness except for current payments of Permitted Indebtedness in compliance with the terms of such Permitted Indebtedness.

7.11       Compliance. Become an “investment company” or be controlled by an “investment company,” within the meaning of the Investment Company Act of 1940, or become principally engaged in, or undertake as one of its important activities, the business of extending credit for the purpose of purchasing or carrying margin stock, or use the proceeds of any Loans for such purpose, or violate any Law, which violation could reasonably be expected to have a Material Adverse Effect.

8.	Events of Default.

Any one or more of the following events shall constitute an Event of Default by Borrower under this Note:

8.1          Payment Default. If Borrower fails to pay, when due, any of the Obligations; provided, that if this Note has not been paid in full in cash on or before six (6) months after the first Loan advance, Lender may at its option extend the time for payment for a period not to exceed three years, and such failure to pay shall not constitute an Event of Default.

8.2         Covenant Default. If Borrower fails to perform any obligation contained in this Note or in any of the Loan Documents, has failed to cure such default within ten (10) business days after Borrower receives notice thereof or any officer of Borrower becomes aware thereof; provided, however, that if the default cannot by its nature be cured within the ten (10) business day period or cannot after diligent attempts by Borrower be cured within such ten day period, and such default is likely to be cured within a reasonable time, then Borrower shall have an additional reasonable period (which shall not in any case exceed 30 days) to attempt to cure such default, and within such reasonable time period the failure to have cured such default shall not be deemed an Event of Default but, at Lender’s sole discretion, no Loans may be made

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8.3          Material Adverse Effect. If there occurs any circumstance or circumstances that would reasonably be expected to have a Material Adverse Effect.

8.4          Insolvency. If Borrower becomes insolvent, or if an Insolvency Proceeding is commenced by Borrower, or if an Insolvency Proceeding is commenced against Borrower and is not dismissed or stayed within sixty (60) days.

8.5          Other Agreements. If there is a default or other failure to perform in any agreement to which Borrower is a party or by which it is bound resulting in a right by a third party or parties, whether or not exercised, to accelerate the maturity of any Indebtedness in an amount in excess of ($500,000) or which could have a Material Adverse Effect.

8.6          Judgments. If a judgment or judgments for the payment of money in an amount, individually or in the aggregate, of at least $500,000 and not covered by Borrower’s policies of insurance shall be rendered against Borrower and shall remain unsatisfied and unstayed for a period of twenty (20) Business Days (provided that Lender may elect in its sole discretion to not make any Loans until satisfaction or stay of such judgment).

8.7          Court Orders. If Borrower is enjoined, restrained, or in any way prevented by court order from continuing to conduct all or any material part of its business affairs.

8.8          Misrepresentations. If any material misrepresentation or material misstatement exists now or hereafter in any warranty or representation set forth herein or in any certificate delivered to Lender by any Responsible Officer pursuant to this Note or to induce Lender to enter into this Note or any other Loan Document, in each case when made.

9.	Lender’s Rights and Remedies.

9.1         Rights and Remedies. Upon the occurrence and during the continuance of an Event of Default, Lender may, at its election, without notice of its election and without demand, do any one or more of the following, all of which are authorized by Borrower:

(a)       Declare all or any portion of the Obligations immediately due and payable (provided that upon the occurrence of an Event of Default described in Section 8.4, all Obligations shall become immediately due and payable without any action by Lender);

(b)       Cease making Loans;

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(c)       Set off and apply to the Obligations any and all (i) balances and deposits of Borrower held by Lender, or (ii) indebtedness at any time owing to or for the credit or the account of Borrower held by Lender;

(d)       Exercise its rights and remedies under the Code, including disposing of the Collateral by way of one or more contracts or transactions, for cash or on terms, in such manner and at such places as Lender determines is commercially reasonable, and apply any proceeds to the Obligations in whatever manner or order Lender deems appropriate;

(e)       Lender may credit bid and purchase at any public sale; and

(f)       Any deficiency that exists after disposition of the Collateral as provided above will be paid immediately by Borrower.

9.2          Lender’s Liability for Collateral. Lender shall not in any way or manner be liable or responsible for: (a) the safekeeping of the Collateral; (b) any loss or damage thereto occurring or arising in any manner or fashion from any cause; or (c) any diminution in the value thereof.

9.3          Remedies Cumulative. Lender’s rights and remedies under the Loan Documents shall be cumulative. Lender shall have all other rights and remedies not inconsistent herewith as provided under the Code, by law, or in equity. No exercise by Lender of one right or remedy shall be deemed an election, and no waiver by Lender of any Event of Default on Borrower’s part shall be deemed a continuing waiver. No delay by Lender shall constitute a waiver, election, or acquiescence by it. No waiver by Lender shall be effective unless made in a written document signed on behalf of Lender and then shall be effective only in the instance and for the purpose for which it was given.

9.4          Demand; Protest. Borrower waives demand, protest, notice of protest, notice of default or dishonor, notice of payment and nonpayment, notice of any default, nonpayment at maturity, release, compromise, settlement, extension, or renewal of accounts, documents, instruments, chattel paper, and guarantees at any time held by Lender on which Borrower may in any way be liable.

10.       Notices.

Unless otherwise provided in this Note, all notices or demands by any party relating to this Note or any other Loan Documents entered into in connection herewith shall be in writing and (except for financial statements and other informational documents which may be sent by first-class mail, postage prepaid) shall be personally delivered or sent by a recognized overnight delivery service, certified mail, postage prepaid, return receipt requested, electronic mail, or by telefacsimile to Borrower or to Lender, as the case may be, at its addresses set forth below:

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If to Borrower:	Hyung-Jin Patrick Kim
Altmore Debt I LP
1751 Pinnacle Drive, Suite 1000 Tysons, VA 22102
Email: patrick@altmorecap.com

If to Lender:	Altmore Credit Facility LLC

Attn:
Email:

The parties hereto may change the address at which they are to receive notices hereunder, by notice in writing in the foregoing manner given to the other.

11.         CHOICE OF LAW AND VENUE; JURY TRIAL WAIVER; JUDICIAL REFERENCE.

This Agreement and all other Loan Documents (except as otherwise expressly provided in any of the Loan Documents) shall be governed by, and construed in accordance with, the internal laws of the State of New York, without regard to principles of conflicts of law. Each of Borrower and Lender submits to the jurisdiction of the state and Federal courts located in the State of New York. BORROWER AND LENDER EACH HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF ANY OF THE LOAN DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREIN, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON.

12.         General Provisions.

12.1       Successors and Assigns. This Agreement shall bind and inure to the benefit of the respective successors and permitted assigns of each of the parties; provided, however, that neither this Note, nor any rights hereunder may be assigned by Borrower without Lender’s prior written consent, which consent may be granted or withheld in Lender’s sole discretion. Lender shall have the right without the consent of or notice to Borrower to sell, transfer, negotiate, or grant participation in all or any part of, or any interest in, Lender’s obligations, rights and benefits hereunder.

12.2       Indemnification. Borrower shall defend, indemnify and hold harmless Lender and its officers, employees, and agents against: (a) all obligations, demands, claims, and liabilities claimed or asserted by any other party in connection with the transactions contemplated by this Note; and (b) all losses or Lender Expenses in any way suffered, incurred, or paid by Lender as a result of or in any way arising out of, following, or consequential to transactions between Lender and Borrower whether under this Note, or otherwise (including without limitation reasonable attorneys’ fees and expenses), except for any of the foregoing caused by Lender’s gross negligence or willful misconduct.

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12.3       Time of Essence. Time is of the essence for the performance of all obligations set forth in this Note.

12.4       Severability of Provisions. Each provision of this Note shall be severable from every other provision of this Note for the purpose of determining the legal enforceability of any specific provision.

12.5       Amendments in Writing, Integration. Neither this Note nor the Loan Documents can be amended or terminated orally. All prior agreements, understandings, representations, warranties, and negotiations between the parties hereto with respect to the subject matter of this Note and the Loan Documents, if any, are merged into this Note and the Loan Documents.

12.6       Counterparts. This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same Agreement. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page was an original thereof. Notwithstanding the foregoing, Borrower shall deliver all original signed documents requested by Lender no later than ten (10) Business Days following the Closing Date.

12.7       Survival. All covenants, representations and warranties made in this Note shall continue in full force and effect so long as any Obligations (other than inchoate indemnity obligations) remain outstanding. The obligations of Borrower to indemnify Lender with respect to the expenses, damages, losses, costs and liabilities described in Section 12.2 shall survive until all applicable statute of limitations periods with respect to actions that may be brought against Lender have run.

12.8       Confidentiality; Disclosure. Each party hereto shall exercise the same degree of care that it exercises with respect to its own proprietary information of the same types to maintain the confidentiality of any non-public information thereby received or received pursuant to this Note except that disclosure of such information may be made (i) to the subsidiaries or affiliates of such party in connection with their present or prospective business relations with the other party, (ii) to prospective transferees or purchasers of any interest in the loans, provided that they are similarly bound by confidentiality obligations, (iii) as required by law, regulations, rule or order, subpoena, judicial order or similar order, (iv) as may be required in connection with the examination, audit or similar investigation of such party and (v) as Lender may determine in connection with the enforcement of any remedies hereunder. Confidential information hereunder shall not include information is in the public domain or becomes part of the public domain after the date hereof.

12.9       Patriot Act Notice. Lender notifies Borrower that, pursuant to the requirements of the USA Patriot Act, Title III of Pub. L. 107-56 (signed into law on October 26, 2001) (the “Patriot Act “), it is required to obtain, verify and record information that identifies Borrower, which information includes names and addresses and other information that will allow Lender to identify the Borrower in accordance with the Patriot Act.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, Borrower has caused this Note to be executed as of the date first above written.

ALTMORE DEBT ILP

By:	/s/ Hyung-Jin (Patrick) Kim
Name:	Hyung-Jin (Patrick) Kim
Title:	Manager, Altmore Capital
Investment Management LLC (Manager, Altmore Debt I LP)

ACKNOWLEDGED AND AGREED

ALTMORE CREDIT FACILITY LLC

By:	/s/ Young Chang
Name:	Young Chang
Title:	Manager Authorized signatory

EXHIBIT A

COMPLIANCE CERTIFICATE

EXHIBIT B

LENDER PAYMENT INSTRUCTIONS

SCHEDULE

Section 4.2 - Bank Accounts:

Section 5.4 - Names:

Section 5.11 - Deposit and Securities Accounts:

Section 7.8 - Investments: